Exhibit (a)(1)(D)

FORM OF CONFIRMATION EMAIL TO ELIGIBLE PARTICIPANTS

Subject: Altice USA – Exchange Offer Election Confirmation

To:

Date:

Altice USA, INC. EXCHANGE OFFER

Your election has been recorded as follows:

Grant Date	Per Share Exercise Price	Outstanding Shares Underlying Stock Option Grant	Restricted Stock Units	Deferred Cash-Denominated Awards	Election

We strongly encourage you to print this email and keep it for your records.

If you wish to change your election, you may do so by submitting a new election form on the Exchange Offer website. The new election form must be delivered via Altice USA’s Option Exchange website at www.myoptionexchange.com, no later than 5:00 PM Eastern Time on March 1, 2023 (unless the Exchange Offer is extended).

If you have questions about the Exchange Offer or this confirmation notice, please contact alticeusacomp@alticeusa.com.

Please do NOT reply to this email. This mailbox is not monitored, and you will not receive a response.

The Exchange Offer is being made pursuant to the terms and conditions set forth in Altice USA’s Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange and the Offering Memorandum, filed with the Securities and Exchange Commission, which are available free of charge at www.sec.gov or on the Exchange Offer website located at: www.myoptionexchange.com. You should read these written materials carefully because they contain important information about the Exchange Offer, including risks related thereto.